                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                                   NuCo2 Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    629428103
                                 (CUSIP Number)


                                 May 4, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /x/ Rule 13d-1(c)

      / / Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                 Page 1 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103
--------------------------------------------------------------------------------


   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Chase Capital Investments, L.P.
        13-4108945
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)


         (a)

         (b)
--------------------------------------------------------------------------------
   3.   SEC Use
        Only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of   Delaware
        Organization
--------------------------------------------------------------------------------
 Number of         5.   Sole Voting    1,187,025.10 (see Schedule Item 4
 Shares                 Power          incorporated herein by reference)
 Beneficially      -------------------------------------------------------------
 Owned by Each     6.   Shared Voting  Not applicable.
 Reporting              Power
 Person With:      -------------------------------------------------------------
                   7.   Sole           1,187,025.10 (see Schedule Item 4
                        Dispositive    incorporated herein by reference)
                        Power
                   -------------------------------------------------------------
                   8.   Shared         Not applicable.
                        Dispositive
                        Power

--------------------------------------------------------------------------------
 9.      Aggregate Amount Beneficially     1,187,025.10 (see Schedule Item 4
         Owned by Each                     incorporated herein by reference)
         Reporting Person
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
--------------------------------------------------------------------------------
 11.     Percent of Class Represented by       16.3%
         Amount in Row (9)
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
        Partnership
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


SEC 1745 (3-98)                 Page 2 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


Preliminary Note:

ITEM 1.

         (a) NAME OF ISSUER:

                  NuCo2 Inc.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2800 S.E. Market Place
                  Stuart, Florida 34997

ITEM 2.

         (a) NAME OF PERSON FILING:

                  Chase Capital Investments, L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c) CITIZENSHIP:

                  Delaware

         (d) TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

         (e) CUSIP NUMBER:

                  629428103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240. 13d-1(b) or 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

                Not applicable.

ITEM 4.  OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED:

                  1,187,025.10, composed of (a) immediately exercisable warrants for 651,042 shares; (b) options to purchase 6,000 shares (one-third of which are exercisable commencing October 20, 2000, one-third of which are exercisable commencing October 20, 2001, and one-third of which are exercisable commencing October 20, 2002), which options are held by Richard Waters, a director of the Issuer, who is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the options to, the Reporting Person; and
                  (c) convertible preferred stock, which is immediately convertible into 529,983.10 shares.


SEC 1745 (3-98)                 Page 3 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


         (b) PERCENT OF CLASS:

                  16.3% based on 7,274,682 shares outstanding as reported by NuCo2 Inc.'s Form 10-Q for the quarterly period ended March 31, 2000.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) 1,187,025.10

                  (ii) Not applicable.

                  (iii) 1,187,025.10

                  (iv) Not applicable.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

ITEM 10. CERTIFICATIONS

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (3-98)                 Page 4 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2000
                                 CHASE CAPITAL INVESTMENTS, L.P.
                                 By: CHASE CAPITAL PARTNERS, its general partner



                                 By:  /s/ Jeffrey C. Walker
                                    ----------------------------------------
                                    Name:  Jeffrey C. Walker
                                    Title: Managing General Partner

SEC 1745 (3-98)                 Page 5 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


                                 EXHIBIT 2(a)

Item 2.  Identity and Background.

            This statement is being filed by Chase Capital Investments, L.P., a Delaware limited partnership (hereinafter referred to as "CCI"), whose principal office is located at c/o Chase Capital Partners, 1221 Avenue of the Americas, 40th Floor, New York, New York 10020.

            CCI is engaged in the venture capital and leveraged buyout business. The general partner and investment manager is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). CCP's principal office is located at the same address as CCI.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart and Ms. Aidar) is c/o Chase Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.

            Ana Carolina Aidar
            John R. Baron
            Christopher C. Behrens
            Mitchell J. Blutt, M.D.
            David S. Britts
            Arnold L. Chavkin
            David Gilbert
            Eric Green
            Michael R. Hannon
            Donald J. Hofmann
            Jonathan Meggs
            Thomas G. Mendell
            Stephen P. Murray
            John M.B. O'Connor
            Robert Ruggiero
            Susan Segal
            Shahan D. Soghikian
            Lindsay Stuart
            Charles Walker
            Jeffrey C. Walker
            Timothy Walsh
            Rick Waters
            Damion E. Wicker, M.D.
            Eric R. Wilkinson

            Messrs. Britts', Soghikian's and Charles Walker's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 1221 Avenue of the Americas, 40th Floor, New York, New York 10020. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.



SEC 1745 (3-98)                 Page 6 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103



            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

SEC 1745 (3-98)                 Page 7 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


                                                                    SCHEDULE A

                          CHASE CAPITAL CORPORATION



                              EXECUTIVE OFFICERS

                     Chief Executive Officer                         William B. Harrison, Jr. *
                     President                                       Jeffrey C. Walker**
                     Executive Vice President                        Mitchell J. Blutt, M.D. **
                     Vice President & Secretary                      Gregory Meredith*
                     Vice President and Treasurer                    Elisa R. Stein**
                     Vice President                                  Marcia Bateson**
                     Assistant Secretary                             Robert C. Carroll*
                     Assistant Secretary                             Anthony J. Horan*
                     Assistant Secretary                             Denise G. Connors*


                                    DIRECTORS

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker* *


--------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 1221 Avenue of the Americas, 40th Floor, New York, New York 10020.


SEC 1745 (3-98)                 Page 8 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103

                                                                    SCHEDULE B



                         THE CHASE MANHATTAN CORPORATION


                               EXECUTIVE OFFICERS

        William B. Harrison Jr., Chairman and Chief Executive Officer**
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  DIRECTORS***


 NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                 BUSINESS OR RESIDENCE ADDRESS
-----------------------------------------------------------------------------
 Hans W. Becherer                Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
-----------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York 10019
-----------------------------------------------------------------------------
 Susan V. Berresford             President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York 10017
-----------------------------------------------------------------------------
 M. Anthony Burns                Chairman of the Board and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida 33166
-----------------------------------------------------------------------------

-----------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

*** Each of the persons named below is a citizen of the United States of America.


SEC 1745 (3-98)                 Page 9 of 10 pages

                                  SCHEDULE 13G

ISSUER:  NUCO2 INC.                                        CUSIP NO.:  629428103


                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             BUSINESS OR RESIDENCE ADDRESS
-----------------------------------------------------------------------------
 H. Laurence Fuller              Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois 60563
-----------------------------------------------------------------------------
 Melvin R. Goodes                Retired Chairman of the Board and CEO
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, NJ 07950
-----------------------------------------------------------------------------
 William H. Gray, III            President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia 22031
-----------------------------------------------------------------------------
 William B. Harrison, Jr.        Chairman and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York 10017-2070
-----------------------------------------------------------------------------
 Harold S. Hook                  Retired Chairman and Chief Executive
                                 Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas 77019
-----------------------------------------------------------------------------
 Helene L. Kaplan                Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
-----------------------------------------------------------------------------
 Henry B. Schacht                Director and Senior Advisor
                                 E.M. Warburg, Pincus & Co., LLC
                                 466 Lexington Avenue, 10th Floor
                                 New York, New York 10017
-----------------------------------------------------------------------------
 Andrew C. Sigler                Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut 06921
-----------------------------------------------------------------------------
 John R. Stafford                Chairman, President and
                                 Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey 07940
-----------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration
                                 and Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
-----------------------------------------------------------------------------


SEC 1745 (3-98)                 Page 10 of 10 pages